Exhibit 21. SUBSIDIARIES OF SCHERER HEALTHCARE, INC.

1.	Medical Waste Systems, Inc. d/b/a Bio Systems 380 Constance Drive Warminster, Pennsylvania 18974 (770) 933-1800	Subsidiary I.D.#22-2853378
2.	ASH Enterprises, Inc. 120 Interstate North Parkway, S.E., Suite 305 Atlanta, Georgia 30339 (770) 933-1800	Subsidiary I.D.# 58-1728029
3.	Biofor, Inc. 120 Interstate North Parkway, S.E., Suite 305 Atlanta, Georgia 30339 (770) 933-1800	Subsidiary I.D.# 58-2105818
4.	BioWaste Management Corp. 120 Interstate North Parkway, S.E., Suite 305 Atlanta, Georgia 30339 (770) 933-1800	Subsidiary I.D.# 11-2872389
5.	BioWaste Systems, Inc. 210 Sherwood Avenue Farmingdale, New York 11735 (770) 933-1800	Subsidiary I.D.# 58-1803613
6.	Scherer Laboratories, Inc. 120 Interstate North Parkway, S.E., Suite 305 Atlanta, Georgia 30339 (770) 933-1800	Subsidiary I.D.# 75-0270890